Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our audit report dated March 31, 2015, relating to the consolidated and combined financial statements of Science Applications International Corporation and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the consolidated and combined financial statements being prepared from separate records of the former parent on and prior to September 27, 2013 related to the spin), and the effectiveness of Science Applications International Corporation and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of Science Applications International Corporation for the year ended January 30, 2015.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia

April 2, 2015